UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 38)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,173,744 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 111,173,744 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.8%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 488,636,870 shares of common stock issued and outstanding on August 2, 2001, based upon the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011.

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,173,744 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 111,173,744 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 488,636,870 shares of common stock issued and outstanding on August 2, 2001, based upon the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011.

This Amendment No. 38 amends and supplements the Statement on Schedule 13D filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, with the Securities and Exchange Commission (the “SEC”) on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008, February 19, 2009, May 18, 2009, May 20, 2009, September 9, 2009, October 20, 2009, April 16, 2010, October 13, 2010, October 18, 2010 (two filings), October 21, 2010, November 12, 2010, January 28, 2011 and April 20, 2011, and as amended by that certain Schedule TO-T filed by Tracinda and Mr. Kerkorian with the SEC on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (“Common Stock”), of MGM Resorts International, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 38 shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On August 17, 2011, Tracinda sold 20,000,000 shares of the Company’s Common Stock at a price of $10.7437 per share pursuant to Rule 144 under the Securities Act of 1933, as amended. Tracinda will receive the net amount of $214,874,000 upon consummation of the sale, which is expected to occur on August 23, 2011. As a result of the sale, Tracinda beneficially owns 111,173,744 shares of Common Stock, representing 22.8% of the outstanding Common Stock. In connection with the sale, Tracinda entered into a lock-up agreement pursuant to which it has agreed not to sell or transfer any Common Stock, other than in private transactions with investors not effected on a national securities exchange, for 60 days without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. A copy of the lock-up agreement is attached hereto as an exhibit and incorporated herein by this reference.

Tracinda monitors its investment in the Company by, among other things, contacting Company management to address operations and market conditions. Tracinda continues to believe that there is substantial value in the assets of MGM Resorts and that the Company is a good long-term investment. As the Company’s largest stockholder, Tracinda occasionally receives inquiries regarding the Company and Tracinda’s shares of Common Stock. From time to time, Tracinda may continue to explore potential transactions involving its shares of Common Stock (including negotiated or other sale transactions). Tracinda may ultimately not enter into any such transaction.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the Company’s securities beneficially owned, as a result of the sale transaction described in Item 4 hereof, by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares		Percent of Outstanding (1)
Tracinda Corporation	111,173,744		22.8%

Kirk Kerkorian	111,173,744		22.8%

Anthony L. Mandekic	65,000	(2)	*

(1)	Percentage calculated on the basis of 488,636,870 shares of Common Stock issued and outstanding on August 2, 2011, based upon the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011.
(2)	Includes 63,000 shares subject to stock appreciation rights exercisable within 60 days at the following per share exercise prices: 20,000 at $45.64; 16,000 at $79.98; 12,000 at $50.45; 10,000 at $8.12; and 5,000 at $12.57. Mr. Mandekic has sole voting and investment power with respect to the shares held by him, subject to applicable community property laws.
*	Less than 1%.

(c) The information contained in Item 4 hereof is incorporated herein by this reference.

(d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following information:

The information contained in Item 4 hereof is incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Letter Agreement, dated August 17, 2011, between Tracinda Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 17, 2011

TRACINDA CORPORATION

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

*	Power of Attorney previously filed as Exhibit A to the Schedule 13D on June 11, 1999.